07026963

Reliance
Industries Limited

RECEIVED

2007 SEP 25 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 22, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	September 22, 2007	Media Release issued by the Company titled "First Oil Discovery in Krishna Deep Water Basin – RIL continues its success in deeper Mesozoic Targets"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
OCT 01 2007
THOMSON FINANCIAL

Encl: a/a

dlw 9/27

Reliance
Industries Limited

September 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "First Oil Discovery in Krishna Deep Water Basin – RIL continues its success in deeper Mesozoic Targets" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Media Release

Reliance
Industries Limited

First Oil Discovery in Krishna Deep Water Basin
RIL continues its success in deeper Mesozoic Targets

Mumbai, September 21, 2007: Reliance Industries Limited (RIL) is pleased to announce an oil discovery in the deepwater block KG-DWN-98/1 (KG-D4) located in the Krishna Basin. This is the first time an oil discovery has been made in the Krishna deep-water basin. This deep-water block was awarded to RIL under first round of NELP bidding. RIL holds 100% participating interest in this block, which spans over an area of 8100 sq kms.

The oil find in this exploration block marks a new beginning in this basin. The well was located in a water depth of 565 meters and was drilled to a target depth of 3595 meters. The well encountered clastic reservoir with gross oil column of more than 20 meters in the Mesozoic section. During the Drill Stem Testing (DST), the well flowed 596 barrels of oil per day. This discovery namely 'Dhirubhai – 36' has been notified to Government of India and Directorate General of Hydrocarbons.

Encouraged by successes in the Godavari and Cauvery deeper Mesozoic plays, Reliance continued its exploration effort in Krishna offshore. This oil discovery comes after nearly two decades of exploration history with, more than 30 exploratory wells drilled by various operators in this geologically complex basin. The potential commercial interest of the discovery is being ascertained through integration of additional data and analysis.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' since 2004 and ranks amongst the world's Top 200 companies in terms of profits. RIL has been amongst the list of 25 fastest climbers ranked by Fortune. RIL ranked at 182 in the *Financial Times Global 500* listing 2007. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5905, 2278 5903, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

END